



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

090401

Certificate of Correction
(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   **Certificate of Correction**   ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

AMP Holding Inc.

2. Description of the original document for which correction is being made:

Articles of Merger Pursuant to NRS 92A.200

3. Filing date of the original document for which correction is being made: April 26, 2010

4. Description of the inaccuracy or defect.

The optional effective date on page five , section 7 of the originally filed Articles of Merger was left blank.

5. Correction of the inaccuracy or defect.

Section 7 should read as follows:

7. Effective date (optional): May 24, 2010

6. Signature:

X _____ | Chief Executive Officer | May 24, 2010

Authorized Signature   **Title ***   **Date**

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members: a limited partnership or limited-liability limited partnership, by a general partner: a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Correction
Revised: 3-26-09